UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT

TechnipFMC plc
(Exact name of registrant as specified in its charter)

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England and Wales	001-37983	98-1283037
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Hadrian House, Wincomblee Road, Newcastle Upon Tyne	NE6 3PL
(Address of Principal Executive Offices)	(Zip Code)
Davis Stewart
Senior Manager, Anti-Bribery & Corruption and Supplier Integrity
(281) 591-3858
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 – Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
In accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended, TechnipFMC plc (the “Company,” “TechnipFMC,” “we,” “us,” and “our”), through a good faith reasonable country of origin inquiry (an “RCOI”) and subsequent due diligence, as further outlined in the Conflict Minerals Report attached at Exhibit 1.01 (the “CMR”), evaluated its product lines and determined that certain products that it manufactures or contracts to manufacture may contain tin, tungsten, tantalum, and/or gold (“3TG”) originating in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are necessary to the functionality or production of such product(s).

A copy of this Form SD and CMR are publicly available on TechnipFMC’s internet web site at www.technipfmc.com.

Item 1.02 Exhibit
TechnipFMC’s CMR is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits
Item 2.01     Exhibits
Exhibit No.     Description of Exhibit
1.01         CMR as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TechnipFMC plc
(Registrant)

By: /s/ Victoria Lazar
Date: May 25, 2022	Name: Victoria Lazar
Title: Executive Vice President, Chief Legal Officer and Secretary